October 22, 2012
VIA EDGAR

United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Ms. Mara L. Ransom
Re:	Registration Statement on Form S-3 (No. 333-183780) of Cheniere Energy Partners, L.P.

Ladies and Gentlemen:
On behalf of Cheniere Energy Partners, L.P. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Washington, D.C. time, on Wednesday, October 24, 2012, or as soon thereafter as practicable. The Company hereby acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has also been transmitted via EDGAR.

Very truly yours,

CHENIERE ENERGY PARTNERS, L.P.

By:	/s/ Meg A. Gentle
Name:	Meg A. Gentle
Title:	Senior Vice President and
Chief Financial Officer